EXHIBIT 99.4
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                                                 |  PRICEWATERHOUSECOOPERS LLP
                                                 |  CHARTERED ACCOUNTANTS
                                                 |  PricewaterhouseCoopers Place
                                                 |  250 Howe Street, Suite 700
                                                 |  Vancouver, British Columbia
                                                 |  Canada V6C 3S7
                                                 |  Telephone +1 604 806 7000
                                                 |  Facsimile +1 604 806 7806


INDEPENDENT AUDITORS' REPORT [GRAPHIC OMITTED]

TO THE SHAREHOLDERS OF TECK COMINCO LIMITED

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Teck Cominco Limited as of December 31, 2006 and audits of the Company's December 31, 2005 and December 31, 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.


CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Teck Cominco Limited as at December 31, 2006 and December 31, 2005, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's financial statements as at December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.


INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited management's assessment, set out in Management's Report on Internal Control over Financial Reporting included in Management's Discussion and Analysis of Financial Position and Operating Results, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in INTERNAL CONTROL - INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.


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PricewaterhouseCoopers  refers to the Canadian  firm of  PricewaterhouseCoopers
LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

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We  conducted  our  audit of  internal  control  over  financial  reporting  in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding
of  internal  control  over  financial   reporting,   evaluating   management's
assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the COSO.


/s/ PRICEWATERHOUSECOOPERS LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
February 26, 2007